United States
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
Notification Of Late Filing
000-31869
(Commission File Number)

(Check One):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q
☐ Form N-SAR ☐ Form N-CSR

For Period Ended: October 31, 2006

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended: __________________________________________________

Read Instruction (on back page) Before Preparing Form. Please print or type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I
REGISTRATION INFORMATION
UTi Worldwide Inc.
Full name of registrant
N/A
(Former Name if Applicable)

9 Columbus Centre, Pelican Drive	c/o UTi, Services, Inc. 19500 Rancho Way, Suite 116
Addresses of Principal Executive Offices (Street and Number)

Road Town, Tortola British Virgin Islands	Rancho Dominguez, CA 90220 USA
City, State and Zip Code

PART II
RULES 12b-25(b) and (c)
     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12(b)-25(c) has been attached if applicable.
PART III
NARRATIVE
     State below in reasonable detail why Forms 10-K, 20F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
UTi Worldwide Inc. (the “Company”) reviewed its accounting related to the earn-out payments associated with its acquisition of Grupo SLi and Union, S.L. (together “SLi”). As disclosed in the Current Report on Form 8-K which the Company filed with the Securities and Exchange Commission (“SEC”) on December 7, 2006, the Company has determined it is necessary to restate its previously issued financial statements to correct the accounting for a portion of the earn-out payments made to the selling shareholders of SLi. The restatement process is not complete, and the Company remains in active dialogue with the SEC on the appropriate accounting for the SLi earn-out payments, which is why the Company cannot meet the December 11, 2006 due date for filing its Quarterly Report on Form 10-Q for the fiscal quarter ended October 31, 2006. The Company intends to amend the appropriate prior filings with the SEC to include restated financial statements correcting the error once the appropriate accounting has been finalized.
Although it cannot be assured that its anticipated timing will be met, the Company expects to file its Quarterly Report on Form 10-Q for the fiscal quarter ended October 31, 2006 by December 18, 2006.
PART IV
OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification.

Lawrence R. Samuels	310	604-3311

(Name)	(Area Code)	(Telephone Number)
(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

Yes ☒	No ☐
(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes ☒	No ☐
If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

On December 7, 2006, the Company issued a press release announcing its preliminary financial results for the fiscal quarter ended October 31, 2006, and stating that the Company has determined it is necessary to restate its previously issued financial statements as described in Part III above. Although the restatement process is not yet complete and the Company continues to have active dialogue with the SEC in this matter, the Company believes the restatement will result in approximately $75 to $80 million, previously recorded as purchase consideration and included in goodwill, being restated as compensation expense over the fiscal years ended January 31, 2003 through 2006 and the first two quarters of fiscal 2007.
The Company is in the process of restating its financial statements for prior periods, including the fiscal quarter ended October 31, 2005, and finalizing its financial results for the fiscal quarter ended October 31, 2006. The restatement is expected to alter the direction and materiality of the change in its year-over-year results. While the restatement process is not yet complete, the Company does anticipate changes, in some cases significant, in prior period results. For the fiscal quarter ended October 31, 2006, the Company reported a preliminary net income of $30.5 million, or $0.31 per diluted share.
The Company’s preliminary financial results for the fiscal quarter ended October 31, 2006, were furnished in the Current Report on Form 8-K which the Company filed with the SEC on December 7, 2006.

UTi Worldwide Inc.

(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: December 11, 2006	By:	/s/ Lawrence R. Samuels
Lawrence R. Samuels
Senior Vice President - Finance, Chief Financial Officer

Safe Harbor Statement
Certain statements in this news release may be deemed to be forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. The company intends that all such statements be subject to the “safe-harbor” provisions contained in those sections. Such statements may include, but are not limited to, statements regarding the restatement and related audit of our financial statements for prior periods and the timing and impact thereof, the anticipated impact of the accounting errors related to the acquisition of SLi on our results of operations and financial condition, the amount and allocation of expense throughout the impacted periods and any changes from our preliminary estimates, the scope and number of material weaknesses in internal control over financial reporting and their potential effect on the restatement process, the effect of our restatement on our compliance with the covenants in our debt agreements, the company’s discussion of its NextLeap goals and journey, UTi’s growth strategies and plans which it is developing for the next phase of the company’s evolution, comments about the company’s investments which it believes have helped strengthen UTi’s overall business, increase its competitive position in the marketplace and return increase value to its shareholders, the company’s ability to meet the end-to-end supply chain needs of its clients and any other statements which are not historical facts. Many important factors may cause the company’s actual results to differ materially from those discussed in any such forward-looking statements, including integration risks associated with acquisitions, the ability to retain customers and management of acquisition targets; a challenging operating environment; increased competition; the impact of higher fuel costs; the effects of changes in foreign exchange rates; changes in the company’s effective tax rates; industry consolidation making it more difficult to compete against larger companies; general economic, political and market conditions, including those in Africa, Asia and Europe; work stoppages or slowdowns or other material interruptions in transportation services; risks of international operations; the success and effects of new strategies; disruptions caused by epidemics, conflicts, wars and terrorism; and the other risks and uncertainties described in the company’s filings with the Securities and Exchange Commission. Although UTi believes that the assumptions underlying the forward-looking statements are reasonable, any of the assumptions could prove inaccurate and, therefore, we cannot assure you that the results contemplated in forward-looking statements will be realized in the timeframe anticipated or at all. In light of the significant uncertainties inherent in the forward-looking information included herein, the inclusion of such information should not be regarded as a representation by UTi or any other person that UTi’s objectives or plans will be achieved. Accordingly, investors are cautioned not to place undue reliance on our forward-looking statements. UTi undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.